Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Product Supplement SUN-2 dated March 27, 2012)

887,705 Units	Pricing Date June 27, 2013
$10 principal amount per unit	Settlement Date July 5, 2013
CUSIP No. 40433X639	Maturity Date June 24, 2016



Market-Linked Step Up Notes Linked to a Global Equity Basket

- Maturity of approximately three years

- If the Basket is flat or increases up to the Step Up Value, a return of 14.75%

- If the Basket increases above the Step Up Value, a return equal to the percentage increase in the Basket

- The Basket is comprised of the S&P 500® Index, the MSCI EAFE Index, the MSCI Emerging Markets Index, and the Russell 2000® Index. Each of those indices was given an initial weight of 25%

- 1-to-1 downside exposure to decreases in the Basket beyond a 5% decline, with up to 95% of the Original Offering Price at risk

- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

- No interest payments

- Limited secondary market liquidity, with no exchange listing



The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" and "Additional Risk Factor" beginning on page TS-6 of this term sheet and beginning on page S-8 of product supplement SUN-2.

The estimated initial value of the notes on the pricing date is $9.63 per unit, which is less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

———————————

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

———————————

	Per Unit	Total
Public offering price[(1)]	$10.000	$ 8,877,050.00
Underwriting discount[(1)]	$ 0.225	$ 199,733.62
Proceeds, before expenses, to HSBC	$ 9.775	$ 8,677,316.38

(1) See "Supplement to the Plan of Distribution."

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
June 27, 2013





Enhanced Return

Market-Linked Step Up Notes

Linked to a Global Equity Basket, due June 24, 2016

Summary

The Market-Linked Step Up Notes Linked to a Global Equity Basket, due June 24, 2016 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you with a Step Up Payment if the Ending Value (as determined below) of the Market Measure, which is the Global Equity Basket described below (the "Basket"), is equal to or greater than the Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Basket above the Starting Value. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 Original Offering Price per unit and will depend on our credit risk and the performance of the Basket. See "Terms of the Notes" below.

The Basket is comprised of the S&P 500® Index, the MSCI EAFE Index, the MSCI Emerging Markets Index, and the Russell 2000® Index (each, a "Basket Component"). On the pricing date, each of the Basket Components was given an initial weight of 25%.

The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value was determined by reference to our or our affiliates' internal pricing models and reflects the implied borrowing rate we pay to issue market-linked notes, which is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, reduced the economic terms of the notes (including the Step Up Payment).

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Original Offering Price:	$10.00 per unit
Term:	Approximately three years
Market Measure:	An equally weighted Global Equity Basket comprised of the S&P 500® Index (Bloomberg symbol: "SPX"), the MSCI EAFE Index (Bloomberg symbol: "MXEA"), the MSCI Emerging Markets Index (Bloomberg symbol: "MXEF"), and the Russell 2000® Index (Bloomberg symbol: "RTY"). Each Basket Component is a price return index.
Starting Value:	100.00
Ending Value:	The level of the Market Measure on the calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page S-19 of product supplement SUN-2.
Step Up Value:	114.75 (114.75% of the Starting Value).
Step Up Payment:	$1.475 per unit, which represents a return of 14.75% over the Original Offering Price.
Threshold Value:	95.00 (95% of the Starting Value).
Calculation Day:	June 17, 2016
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.225 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-22.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Is the Ending Value equal to or greater than the Starting Value?
Yes
Is the Ending Value greater than the Step Up Value?
Yes
You will receive per unit:
$10 + [$10 × (Ending Value − Starting Value / Starting Value)]
No
No
You will receive per unit:
$10 + Step Up Payment
Is the Ending Value equal to or greater than the Threshold Value?
Yes
You will receive $10 per unit.
No
You will receive per unit:
$10 − [$10 × (Threshold Value − Ending Value / Starting Value)]

In this case, you will receive a payment that is less, and possibly significantly less, than the Original Offering Price per unit.

 **Enhanced Return**

Market-Linked Step Up Notes
Linked to a Global Equity Basket, due June 24, 2016

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

- Product supplement SUN-2 dated March 27, 2012:
  http://sec.gov/Archives/edgar/data/83246/000114420412017412/v307217_424b2.htm

- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Our Central Index Key, or CIK, on the SEC Website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement SUN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the Basket will increase from the Starting Value to the Ending Value.

- You accept that your investment will result in a loss, which could be significant, if the Basket decreases from the Starting Value to an Ending Value that is below the Threshold Value.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning the stocks included in the Basket Components.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the Original Offering Price and will be affected by various factors, including our actual and perceived creditworthiness, the implied borrowing rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You believe that the Basket will decrease from the Starting Value to the Ending Value.

- You seek 100% return of principal at maturity.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on the stocks included in the Basket Components.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.



Enhanced Return

Hypothetical Payout Profile



Market-Linked Step Up Notes

This graph reflects the returns on the notes, based on the Step Up Payment of $1.475, the Step Up Value of 114.75% of the Starting Value and the Threshold Value of 95% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Basket Components, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. **The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and term of your investment.**

The following table is based on the Starting Value of 100.00, a Threshold Value of 95.00, a Step Up Value of 114.75, and a Step Up Payment of $1.475 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
60.00	-40.00%	$6.500	-35.00%
70.00	-30.00%	$7.500	-25.00%
85.00	-15.00%	$9.000	-10.00%
90.00	-10.00%	$9.500	-5.00%
94.00	-6.00%	$9.900	-1.00%
95.00[1]	-5.00%	$10.000	0.00%
96.00	-4.00%	$10.000	0.00%
100.00[2]	0.00%	$11.475[3]	14.75%
104.00	4.00%	$11.475	14.75%
106.00	6.00%	$11.475	14.75%
110.00	10.00%	$11.475	14.75%
114.75[4]	14.75%	$11.475	14.75%
120.00	20.00%	$12.000	20.00%
130.00	30.00%	$13.000	30.00%
140.00	40.00%	$14.000	40.00%
150.00	50.00%	$15.000	50.00%
160.00	60.00%	$16.000	60.00%

(1)   This is the Threshold Value.

(2)   The Starting Value was set to 100.00 on the pricing date.

(3)   This amount represents the sum of the Original Offering Price and the Step Up Payment of $1.475.

(4)   This is the Step Up Value.

For recent actual levels of the Market Measure, see "The Global Equity Basket" section below. Each Basket Component is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in any of the Basket Components, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Market-Linked Step Up Notes

Linked to a Global Equity Basket, due June 24, 2016

 **Enhanced Return**

Redemption Amount Calculation Examples

Example 1

The Ending Value is 85.00, or 85% of the Starting Value:

Starting Value: 100.00

Threshold Value: 95.00

Ending Value: 85.00

$$\$10 - \left[\$10 \times \left(\frac{95-85}{100} \right) \right] = \$9.00 \quad \text{Redemption Amount per unit}$$

Example 2

The Ending Value is 96.00, or 96% of the Starting Value:

Starting Value: 100.00

Threshold Value: 95.00

Ending Value: 96.00

Redemption Amount per unit = **$10.00**, *the Original Offering Price, since the Ending Value is less than the Starting Value, but is equal to or greater than the Threshold Value.*

Example 3

The Ending Value is 110.00, or 110% of the Starting Value:

Starting Value: 100.00

Step Up Value: 114.75

Ending Value: 110.00

$$\$10.000 + \$1.475 = \$11.475 \quad$$ Redemption Amount per unit, *the Original Offering Price plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.*

Example 4

The Ending Value is 140.00, or 140% of the Starting Value:

Starting Value: 100.00

Step Up Value: 114.75

Ending Value: 140.00

$$\$10 + \left[\$10 \times \left(\frac{140-100}{100} \right) \right] = \$14.00 \quad \text{Redemption Amount per unit}$$


Market-Linked Step Up Notes
Linked to a Global Equity Basket, due June 24, 2016

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the stocks included in the Basket Components. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

- Your investment may result in a loss; there is no guaranteed return of principal.

- Your return on the notes may be less than the yield on a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk.

- Your investment return may be less than a comparable investment directly in the stocks included in the Basket Components.

- You must rely on your own evaluation of the merits of an investment linked to the Basket.

- We cannot assure you that a trading market for your notes will ever develop or be maintained. MLPF&S is not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

- The Redemption Amount will not reflect changes in the value of the Basket prior to the calculation day.

- Changes in the level of one Basket Component may be offset by changes in the levels of the other Basket Components.

- The relevant Index Sponsor (as defined below) may adjust a Basket Component in a way that affects its value, and the Index Sponsors have no obligation to consider your interests.

- The estimated initial value of the notes is less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We determined the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value reflects the implied borrowing rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our implied borrowing rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on TS-22 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Market Measure and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- Purchases and sales by us, MLPF&S and our respective affiliates of the securities represented by the Basket Components may affect your return.

- Our trading and hedging activities, and those of MLPF&S, may create conflicts of interest with you.

- Our hedging activities, and those of MLPF&S, may affect your return on the notes and their market value.

- There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent.



- The notes are not insured by any governmental agency of the United States or any other jurisdiction.

- You will have no rights as a security holder, you will have no rights to receive any of the securities represented by the Basket Components and you will not be entitled to receive dividends or other distributions by issuers of these securities.

- Except to the extent that the common stock of HSBC Holdings plc (the parent corporation of HSBC) is included in the MSCI EAFE Index and the common stock of Bank of America Corporation (the parent company of MLPF&S) is included in the S&P 500® Index, we and MLPF&S do not control any company included in the Basket Components and are not responsible for any disclosure made by any other company.

- Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

- Our business activities and those of MLPF&S relating to the companies represented by the Basket Components may create conflicts of interest with you.

- The U.S. federal income tax consequences of the notes are uncertain and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page S-30 of product supplement SUN-2.

Additional Risk Factor

There are risks associated with emerging markets.

The MSCI Emerging Markets Index is one of the Basket Components. As a result, an investment in the notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of a "Market Measure Business Day" set forth in product supplement SUN-2 dated March 27, 2012.

A "Market Measure Business Day" means a day on which:

(A) the New York Stock Exchange and NASDAQ Stock Market, Inc. (as to the S&P 500® Index and the Russell 200 Index®), the London Stock Exchange, Frankfurt Stock Exchange, Paris Bourse and Tokyo Stock Exchange (as to the MSCI EAFE Index), and the London Stock Exchange, Hong Kong Stock Exchange, São Paulo Stock Exchange and Korea Stock Exchange (as to the MSCI Emerging Markets Index) (or any successor to the foregoing exchanges) are open for trading; and

(B) the Basket Components or any successors thereto are calculated and published.


Enhanced Return

The Global Equity Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section "The Basket Components" below. Each Basket Component was assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled "Description of the Notes – Basket Market Measures" beginning on page S-21 of product supplement SUN-2.

On the pricing date, for each Basket Component, the Initial Component Weight, the closing level, the Component Ratio and the initial contribution to the Basket value were as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Level[1]	Component Ratio[2]	Initial Basket Value Contribution
S&P 500® Index	SPX	25.00	1,613.20	0.01549715	25.00
MSCI EAFE Index	MXEA	25.00	1,637.32	0.01526885	25.00
MSCI Emerging Markets Index	MXEF	25.00	919.46	0.02718987	25.00
Russell 2000® Index	RTY	25.00	979.92	0.02551229	25.00
				Starting Value	100.00

(1) These were the closing levels of the Basket Components on the pricing date.

(2) Each Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component on the pricing date and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the products of the closing level for each Basket Component on the calculation day and the Component Ratio applicable to such Basket Component. If a Market Disruption Event occurs as to any Basket Component on the scheduled calculation day, the closing level of that Basket Component will be determined as more fully described beginning on page S-18 of product supplement SUN-2 in the section "Description of the Notes—The Starting Value and the Ending Value—Ending Value—Basket Market Measures."

Market-Linked Step Up Notes

Linked to a Global Equity Basket, due June 24, 2016

 **Enhanced Return**

While actual historical information on the Basket did not exist before the pricing date, the following graph sets forth the hypothetical historical performance of the Basket from January 2008 through May 2013. The graph is based upon actual month-end historical levels of the Basket Components, hypothetical Component Ratios determined as of December 31, 2007, and a Basket value of 100 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket





Market-Linked Step Up Notes

Linked to a Global Equity Basket, due June 24, 2016

The Basket Components

All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of S&P Dow Jones Indices LLP ("S&P"), Frank Russell Company ("Frank Russell") and MSCI Inc. ("MSCI," and together with S&P and Frank Russell, the "Index Sponsors"). The Index Sponsors have no obligation to continue to publish, and may discontinue or suspend the publication of any Basket Component at any time. The consequences of any Index Sponsor discontinuing publication of a Basket Component are discussed in the section entitled "Description of the Notes—Discontinuance of a Market Measure" beginning on page S-20 of product supplement SUN-2. None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of any Basket Component or any successor index.

The S&P 500® Index

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index, discussed below in further detail, is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The Index Sponsor chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which the Index Sponsor uses as an assumed model for the composition of the total market. The Index Sponsor may from time to time in its sole discretion, add companies to or delete companies from, the S&P 500® Index to achieve these objectives.

Relevant criteria employed by the Index Sponsor include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main industry groups comprise the S&P 500® Index: Information Technology, Financials, Consumer Staples, Health Care, Energy, Industrials, Consumer Discretionary, Utilities, Materials and Telecommunication Services. Changes in the S&P 500® Index are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol "SPX" and on the Index Sponsor's website. Information contained in the Index Sponsor's website is not incorporated by reference in, and should not be considered a part of, this document.

The S&P 500® Index does not reflect the payment of dividends on the stocks included in the S&P 500® Index and therefore the payment on the notes will not produce the same return you would receive if you were able to purchase such underlying stocks and hold them until the maturity date or earlier call.

Computation of the S&P 500® Index

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In March 2004, the Index Sponsor announced that it would transition the S&P 500® Index to float adjusted market capitalization weights. The transition began in March 2005 and was completed in September 2005. The Index Sponsor's criteria for selecting stock for the S&P 500® Index was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500® Index (i.e., its Market Value). Currently, the Index Sponsor calculates the S&P 500® Index based on the total float-adjusted market capitalization of each component stock, where each stock's weight in the S&P 500® Index is proportional to its float-adjusted Market Value.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company's outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock's outstanding shares, other than holdings by "block owners," were removed from the float for purposes of calculating the S&P 500® Index. Generally, these "control holders" will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares of a U.S. company traded in Canada as "exchangeable shares," are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares by the total shares outstanding. As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders. This


calculation is subject to a 5% minimum threshold for control blocks. For example, if a company's officers and directors hold 3% of the company's shares, and no other control group holds 5% of the company's shares, the Index Sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company's officers and directors hold 3% of the company's shares and another control group holds 20% of the company's shares, the Index Sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company's outstanding shares are considered to be held for control. For companies with multiple classes of stock, the Index Sponsor calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this term sheet, the S&P 500® Index is also calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all the component stocks relative to the S&P 500® Index base period of 1941-43. The daily calculation of the S&P 500® Index is computed by dividing the Market Value of the index component stocks by a Divisor, which is adjusted from time to time as discussed below.

The simplest capitalization weighted index can be thought of as a portfolio consisting of all available shares of the stocks in the index. While this might track this portfolio's value in dollar terms, it would probably yield an unwieldy number in the trillions. Therefore, the actual number used in the S&P 500® Index is scaled to a more easily handled number, currently in the thousands, by dividing the portfolio Market Value by the Divisor.

Ongoing maintenance of the S&P 500® Index includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in the level of the S&P 500® Index is maintained by adjusting the Divisor for all changes in the index constituents' share capital after the base period of 1941-43 with the level of the S&P 500® Index as of the base period set at 10. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by the Index Sponsor so that there is no change in the Market Value of the component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index also require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the S&P 500® Index. As noted in the preceding paragraph, some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require Divisor adjustments.

The table below summarizes the types of index maintenance adjustments and indicates whether or not a Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines Divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If spun-off company is not being added to the S&P 500® Index, the divisor adjustment reflects the decline in Index Market Value (i.e., the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the S&P 500® Index, no company removed from the S&P 500® Index.	No
Spin-off	Spun-off company added to the S&P 500® Index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the S&P 500®	Yes



Enhanced Return

	Index. The Divisor change reflects the change in market value caused by the change to an IWF.	
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in Index Market Value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the index component stocks (the "Post-Event Aggregate Market Value"). In order that the level of the S&P 500® Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

Another large part of the index maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in the S&P 500® Index. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding and then the Index Divisor is adjusted accordingly. In addition, changes in a company's shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. If a 5% or more change causes a company's IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

Market-Linked Step Up Notes

Linked to a Global Equity Basket, due June 24, 2016



Enhanced Return

The following graph shows the historical performance of the S&P 500® Index in the period from January 2008 through May 2013. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

Historical Performance of the S&P 500® Index



This historical data on the S&P 500® Index is not necessarily indicative of the future performance of the S&P 500® Index or what the value of the notes may be. Any historical upward or downward trend in the level of the S&P 500® Index during any period set forth above is not an indication that the level of the S&P 500® Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the S&P 500® Index.

License Agreement

S&P® is a registered trademark of Standard & Poor's Financial Services LLC ("S&P") and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's®", "S&P 500®" and "S&P®" are trademarks of S&P. These trademarks have been sublicensed for certain purposes by us. The S&P 500® Index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by us.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Index to track general market performance. S&P Dow Jones Indices' only relationship to us with respect to the S&P 500® Index is the licensing of the S&P 500® Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The S&P 500® Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P 500® Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P 500® Index. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW



Enhanced Return

JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

The MSCI EAFE Index

The MSCI EAFE Index offers a representation of developed markets (Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and United Kingdom) by targeting all companies with a market capitalization within the top 85% of their investable equity universe, subject to a global minimum size requirement (each, an "MSCI EAFE Constituent Country Index").

The MSCI Emerging Markets Index

The MSCI Emerging Markets Index offers a representation of emerging markets based on the following countries: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. With 820 constituents, the MSCI Emerging Markets Index covers approximately 84% of the free float-adjusted market capitalization in each country (each, an "MSCI EM Constituent Country Index," together with the MSCI EAFE Constituent Country Indices, the "MSCI Constituent Country Indices"). It is based on the Global Investable Market Indices methodology, which emphasizes index liquidity, investibility and replicability. The MSCI Emerging Markets Index has a base value of 100.00 and a base date of December 31, 1987.

The Country Indices

The components of each MSCI Constituent Country Index used to be selected by MSCI from among the universe of securities eligible for inclusion in the relevant MSCI Constituent Country Index so as to target an 85% free float-adjusted market representation level within each of a number of industry groups, subject to adjustments to (i) provide for sufficient liquidity, (ii) reflect foreign investment restrictions (only those securities that can be held by non-residents of the country corresponding to the relevant MSCI Constituent Country Index are included) and (iii) meet certain other investability criteria. Following a change in MSCI's methodology implemented in May 2008, the 85% target is now measured at the level of the country universe of eligible securities rather than the industry group level—so each MSCI Constituent Country Index will seek to include the securities that represent 85% of the free float-adjusted market capitalization of all securities eligible for inclusion—but will still be subject to liquidity, foreign investment restrictions and other investability adjustments. MSCI defines "free float" as total shares excluding shares held by strategic investors such as governments, corporations, controlling shareholders and management, and shares subject to foreign ownership restrictions.

Calculation of an MSCI Index

The performance of an MSCI index on any given day represents the weighted performance of all of the components included in all of the relevant MSCI Constituent Country Indices. Each component in the index is included at a weight that reflects the ratio of its free float-adjusted market capitalization (i.e., free public float multiplied by price) to the free float-adjusted market capitalization of all the components included in all of the MSCI Constituent Country Indices.

Maintenance of and Changes to an MSCI Index

MSCI maintains an index with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets and segments. In maintaining the index, emphasis is also placed on continuity, continuous investability of constituents, replicability, index stability and minimizing turnover in the Index.

Maintenance of the indices falls into three broad categories:

- semi-annual reviews, which will occur each May and November and will involve a comprehensive reevaluation of the market, the universe of eligible securities and other factors involved in composing the index;

- quarterly reviews, which will occur each February and August and will focus on significant changes in the market since the last semi-annual review; and

- ongoing event-related changes, which will generally be reflected in the indices at the time of the event and will include changes resulting from mergers, acquisitions, spin-offs, bankruptcies, reorganizations, issuances and other extraordinary transactions, corporate actions and events.


Based on these reviews, additional components may be added, and current components may be removed, at any time. MSCI generally announces all changes resulting from semi-annual reviews, quarterly reviews and ongoing events in advance of their implementation, although in exceptional cases they may be announced during market hours for same or next day implementation.

Prices and Exchange Rates

Prices

The prices used to calculate an index are the official exchange closing prices or those figures accepted as such. MSCI reserves the right to use an alternative pricing source on any given day.

Exchange Rates

MSCI uses the foreign exchange rates published by WM / Reuters at 4:00 p.m., London time. MSCI uses WM / Reuters rates for all developed and emerging markets.

In case WM/Reuters does not provide rates for specific markets on given days (for example Christmas Day and New Years Day), the previous business day's rates are normally used.

MSCI continues to monitor exchange rates independently and may, under exceptional circumstances, elect to use an alternative exchange rate if the WM / Reuters rates are not available, or if MSCI determines that the WM / Reuters rates are not reflective of market circumstances for a given currency on a particular day. In such circumstances, an announcement would be sent to clients with the related information. If appropriate, MSCI may conduct a consultation with the investment community to gather feedback on the most relevant exchange rate.

The following graph sets forth the historical performance of the MSCI EAFE Index in the period from January 2008 through May 2013. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

Historical Performance of the MSCI EAFE Index



This historical data on the MSCI EAFE Index is not necessarily indicative of the future performance of the MSCI EAFE Index or what the value of the notes may be. Any historical upward or downward trend in the level of the MSCI EAFE Index during any period set forth above is not an indication that the level of the MSCI EAFE Index is more or less likely to increase or decrease at any time over the term of the notes.



Enhanced Return

The following graph shows the historical performance of the MSCI Emerging Markets Index in the period from January 2008 through May 2013. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

Historical Performance of the MSCI Emerging Markets Index



This historical data on the MSCI Emerging Markets Index is not necessarily indicative of the future performance of the MSCI Emerging Markets Index or what the value of the notes may be. Any historical upward or downward trend in the level of the MSCI Emerging Markets Index during any period set forth above is not an indication that the level of the MSCI Emerging Markets Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the MSCI EAFE Index and the MSCI Emerging Markets Index.

License Agreement

The MSCI indexes are the exclusive property of MSCI. MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by HSBC USA Inc. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. This term sheet contains a more detailed description of the limited relationship MSCI has with HSBC USA Inc. and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

THIS FINANCIAL PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI, ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE "MSCI PARTIES"). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY HSBC USA INC. THIS FINANCIAL PRODUCT HAS NOT BEEN PASSED ON BY ANY OF THE MSCI PARTIES AS TO ITS LEGALITY OR SUITABILITY WITH RESPECT TO ANY PERSON OR ENTITY AND NONE OF THE MSCI PARTIES MAKES ANY WARRANTIES OR BEARS ANY LIABILITY WITH RESPECT TO THIS FINANCIAL PRODUCT. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS FINANCIAL PRODUCT OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL PRODUCTS GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS FINANCIAL PRODUCT OR THE ISSUER OR OWNER OF THIS FINANCIAL PRODUCT OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THIS FINANCIAL PRODUCT OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS FINANCIAL PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE


Enhanced Return

CONSIDERATION INTO WHICH THIS FINANCIAL PRODUCT IS REDEEMABLE. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THIS FINANCIAL PRODUCT OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN OR THE RESULTS TO BE OBTAINED BY THE ISSUER OF THIS FINANCIAL PRODUCT, OWNERS OF THIS FINANCIAL PRODUCT, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY TO ANY PERSON OR ENTITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES (INCLUDING, WITHOUT LIMITATION AND FOR PURPOSES OF EXAMPLE ONLY, ALL WARRANTIES OF TITLE, SEQUENCE, AVAILABILITY, ORIGINALITY, ACCURACY, COMPLETENESS, TIMELINESS, NON-INFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE AND ALL IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING AND COURSE OF PERFORMANCE) WITH RESPECT TO EACH MSCI INDEX AND ALL DATA INCLUDED THEREIN. WITHOUT LIMITING THE GENERALITY OF ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY TO ANY PERSON OR ENTITY FOR ANY DAMAGES, WHETHER DIRECT, INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, CONSEQUENTIAL (INCLUDING, WITHOUT LIMITATION, LOSS OF USE, LOSS OF PROFITS OR REVENUES OR OTHER ECONOMIC LOSS), AND WHETHER IN TORT (INCLUDING, WITHOUT LIMITATION, STRICT LIABILITY AND NEGLIGENCE) CONTRACT OR OTHERWISE, EVEN IF IT MIGHT HAVE ANTICIPATED, OR WAS ADVISED OF, THE POSSIBILITY OF SUCH DAMAGES.

The Russell 2000® Index

All disclosures in this term sheet regarding the Russell 2000 Index® have been derived from publicly available sources, which we have not independently verified. The information summarizes the current index methodology as published by Russell Investment Group ("Russell," or the "Index Sponsor") and may be changed by Russell at any time. Additional information on the Index is available at the following website: http://www.russell.com. No information on that website is deemed to be included or incorporated by reference in this term sheet.

"Russell 2000®" and "Russell 3000®" are trademarks of Russell and have been licensed for use by us. The notes are not sponsored, endorsed, sold, or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

Russell Investment Group Publishes the Russell 2000® Index

The Index is calculated, published, and disseminated by the Index Sponsor, and measures the composite price performance of stocks of 2,000 companies determined by Russell to be part of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98.00% of the United States equity market.

The Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Index is designed to track the performance of the small capitalization segment of the United States equity market. Real-time dissemination of the Russell 2000® Index began on January 1, 1987. The top five industry groups by market capitalization as of May 31, 2012 were: Financial Services, Consumer Discretionary, Producer Durables, Technology and Health Care.

Only stocks belonging to companies domiciled in the U.S. are allowed into the Russell 2000® Index. This is determined by examining the country of incorporation, country of headquarters and country of most liquid exchange. Preferred and convertible preferred stock, redeemable shares, warrants, participating preferred stock, trust receipts, rights, pink sheets, OTC Bulletin Board companies and closed-end mutual funds are excluded from the Russell 2000® Index. Real Estate Investment Trusts and Beneficial Trusts however, are eligible for inclusion.

In general, only one class of securities of a company is allowed in the Russell 2000® Index, although exceptions to this general rule have been made where the Russell has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on the last trading day in May of each year to be eligible for inclusion in the Russell 2000® Index. However, if a stock falls below $1.00 on the last day of May, it will be considered eligible if the daily closing during the month of May is equal to or greater than $1.00.

The primary criterion used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of a company's shares times the total number of available shares, as described below. Based on closing values on the last trading day of May of each year, the Russell reconstitutes the composition of the Russell 3000® Index using the then existing market capitalizations of eligible companies. As of the last Friday in June of each year, the Russell Index is adjusted to reflect the reconstitution of the Russell 3000® Index for that year. If, however, the last Friday is the 28th, 29th or 30th, reconstitution will occur on the preceding Friday.


Computation of the Russell 2000® Index

The Index is a capitalization-weighted index. The Index reflects changes in the market value (i.e. capitalization) of the component stocks relevant to their market value on a base date. The Index is determined by adding the market values of the component stocks, which are determined by multiplying the price of each stock as of the last trading day in May by the number of total outstanding shares, to obtain the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which gives the adjusted capitalization of the Russell 2000® Index on the base date of December 31, 1978 (when calculated by Russell). For each security, the most recently traded price on the last trading day in May will be used in determining the Russell 2000® Index. If a component security is not open for trading on its primary market, the lowest price from another market will be used.

Capitalization Adjustments

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in SEC filings. Other sources are used in cases of missing or questionable data.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

- Initial Public Offering lock-ups – shares that are locked up during an initial public offering ("IPO") will be considered unavailable at the time the IPO enters the index;

- Government holdings – shares held directly by government holders will be considered unavailable and removed completely; shares held by government investment boards and/or investment arms will be removed if the holding is 10% or more; and, shares held by government pension plans will be considered institutional holdings and will not be removed;

- ESOP or LESOP shares – shares of corporations that have Employee Stock Ownership Plans ("ESOP") or Leveraged Employee Stock Ownership Plans ("LESOP") that comprise 10% or more of the shares outstanding are adjusted;

- Corporate cross-owned shares – when shares of a company in the Russell 2000® Index are held by another company also in the Russell 2000® Index, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

- Large private and corporate shares – when an individual, a group of individuals acting together, or a corporation not in the index owns more than 10% of the shares outstanding. However, institutional holdings (investment companies, partnerships, insurance companies, mutual funds, banks, or venture capital companies) are not included in this class; and

- Unlisted share classes – classes of common stock that are not traded on a United States securities exchange or NASDAQ will be adjusted.

Corporate Action Adjustments

Annual reconstitution is the process by which the Russell 2000® Index is completely rebuilt. Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment. Companies may get larger or smaller over time, or change in their characteristics. When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards, the stock is deleted from the Russell 2000® Index at either the current day at the stock's last traded price or, the following day at the closing over-the-counter ("OTC") Bulletin Board price. The following summarizes the types of the Russell 2000® Index maintenance adjustments and indicates whether or not an index adjustment is required:

"No Replacement" Rule – Securities that leave the Russell 2000® Index for any reason (e.g. mergers, acquisitions, or other similar corporate activity) are not replaced. Therefore, the number of securities in the Russell 2000® Index will fluctuate according to corporate activity.

Mergers and Acquisitions – When acquisitions or mergers take place between constituent companies, the stock's capitalization moves to the acquiring stock; as a result, mergers have no effect on the total capitalization of the Russell 2000® Index. Shares are updated for the acquiring stock at the time the transaction is final. If the action is determined to be final after 1:00 p.m. Eastern time, the action will be delayed and applied on the following day. If the acquiring company is a member but the acquired company is not, the acquiring company's shares will be adjusted at the month end. If, however, the acquiring company is not a member, the target will be deleted from the Russell 2000® Index after the action is final.

Deleted Stocks – When deleting stocks from the Russell 2000® Index as a result of exchange delisting or reconstitution, the price used is the last traded price on the day of deletion, including potentially the OTC Bulletin Board price. Previously, prices used to reflect delisted stocks were the last traded price on their primary exchange. There may be corporate events, like mergers or acquisitions that result in the lack of a current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.



Market-Linked Step Up Notes
Linked to a Global Equity Basket, due June 24, 2016

Enhanced Return

Additions for Spin-Offs – Spin-off companies are added to the parent company's index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 2000® Index at the latest reconstitution.

Quarterly IPO Additions – Eligible companies that have recently completed an IPO are added to the Russell 2000® Index at the end of each calendar quarter based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. Market adjustments will be made using the returns of the Russell 3000® Index. Eligible companies will be added to the Russell 2000® Index using their industry's average style probability established at the latest constitution. In order for a company to be added to the Russell 2000® Index in a quarter (outside of reconstitution), the IPO company must meet all Russell U.S. Index eligibility requirements. Also, the IPO company must meet the following criteria on the final trading day of the month prior to quarter-end: (i) priced and traded; (ii) rank larger in total market capitalization than the market-adjusted smallest company in the Russell 2000® Index as of the latest June reconstitution; and (iii) meet criteria (i) and (ii) during an initial offering period.

Reincorporations - Members of the Russell 2000® Index that are reincorporated to another country are analyzed for country assignment the following year during reconstitution, as long as they continue to trade in the U.S. Companies that reincorporate and no longer trade in the U.S. are immediately deleted from the U.S. indexes and placed in the appropriate country within the Russell Global Index. Those that reincorporate to the U.S. during the year will be assessed during reconstitution for membership.

Rights Offerings – Russell will only adjust the index to account for a right if the subscription price of the right is at a discount from the market price.

Tender offers – A company that is acquired through a tender offer will be removed from the Russell 2000® Index if (i) the initial tender offer expires; (ii) the shareholders validly tendered; (iii) all regulatory requirements have been fulfilled and (iv) the acquiring company is able to finalize the acquisition.

Bankruptcy and Voluntary Liquidations – A company that has filed for Chapter 7 or has filed a liquidation plan will be removed from the Russell 2000® Index at the time of filing. If a company files for Chapter 11 bankruptcy, it will not be delisted unless it is delisted from the primary exchange.

Dividends – Gross dividends are included in the daily total return calculation of the Russell 2000® Index on the basis of their ex-dates rather than the pay-date because this is when the marketplace price adjustment occurs.

Stock Distributions – When a stated amount of shares are distributed on the ex-date, price adjustment and shares are increased on the ex-date. When an undetermined amount of shares are to be distributed at a future date based on earnings and profits, the price adjustment will occur on the ex-date and the shares will be increased on the pay-date.

Halted Securities – When a stock's trading is halted, the Russell 2000® Index will hold the security at its most recent closing price until trading resumes or delisting occurs unless the stock is halted for 40 days or more or due to exchange rules or regulatory issues for more than one quarter, in which case Russell will review the situation on a case by case basis.

Each month, the Russell 2000® Index is updated for changes to shares outstanding as companies report changes in share capital to the SEC. Only cumulative changes to shares outstanding greater than are reflected in the Russell 2000® Index. This does not affect treatment of major corporate events, which are ordinarily effective on the ex-date.

Market-Linked Step Up Notes

Linked to a Global Equity Basket, due June 24, 2016

 **Enhanced Return**

The following graph shows the historical performance of the Russell 2000® Index in the period from January 2008 through May 2013. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

Historical Performance of the Russell 2000® Index



This historical data on the Russell 2000® Index is not necessarily indicative of the future performance of the Russell 2000® Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Russell 2000® Index during any period set forth above is not an indication that the level of the Russell 2000® Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Russell 2000® Index.

License Agreement

The notes are not sponsored, endorsed, sold or promoted by Frank Russell. Frank Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities, generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Frank Russell's publication of the Russell 2000® Index in no way suggests or implies an opinion by Frank Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Frank Russell's only relationship to HSBC is the licensing of certain trademarks and trade names of Frank Russell and of the Russell 2000® Index which is determined, composed and calculated by Frank Russell without regard to the HSBC or the notes. Frank Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Frank Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Frank Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the notes. Frank Russell has no obligation or liability in connection with the administration, marketing or trading of the notes:

FRANK RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND FRANK RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRANK RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO THE OBTAINED BY HSBC, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. FRANK RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRANK RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Market-Linked Step Up Notes

Linked to a Global Equity Basket, due June 24, 2016

 **Enhanced Return**

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions. At MLPF&S's discretion, for a short, undetermined initial period after the issuance of the notes, any purchase price paid by MLPF&S in the secondary market may be, in certain circumstances, closer to the amount that you paid for the notes than to the estimated initial value. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at a price that exceeds the estimated initial value.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, the issuer's creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Basket, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see "Risk Factors—General Risks Relating to the Notes" beginning on page S-8 and "Use of Proceeds" on page S-16 of product supplement SUN-2.



Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Basket.

- Under this characterization and tax treatment of the notes, a U.S. Holder (as defined in product supplement SUN-2) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

- Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the accompanying prospectus supplement), will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the accompanying prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page S-30 of product supplement SUN-2.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the notes offered by this term sheet have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.



Market-Linked Step Up Notes
Linked to a Global Equity Basket, due June 24, 2016

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

 Enhanced Return

MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.